UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.     )*

Eagle Point Institutional Income Fund
(Name of Issuer)

Shares of Beneficial Interest
(Title of Class of Securities)

549300I7NG18O8F3CM18
(CUSIP Number)

Courtney Fandrick Eagle Point Credit Management 600 Steamboat Road, Suite 202 Greenwich, CT 06830 (203) 340-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
EPCM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
885,000 shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
885,000 shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
885,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
88.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

ITEM 1.  SECURITY AND ISSUER.
Issuer: Eagle Point Institutional Income Fund (the “Issuer”)
Address of Issuer’s principal executive offices: 600 Steamboat Road, Suite 202, Greenwich, CT 06830
Security: Shares of beneficial interest (“Shares”)
ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D is filed by EPCM Holdings LLC (the “Reporting Person”), a Delaware limited liability company, whose principal business address is 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.
The Reporting Person’s sole member is Eagle Point Holdings LP (“Holdings LP”), whose sole general partner is Eagle Point Holdings GP LLC (“Holdings GP”). Holdings GP is governed by a board of managers (the “EP Holdings Board”) of which the majority of the members are appointed by Trident EP-II Holdings LLC (“EP-II LLC”). EP-II LLC owns a majority of the voting interests in Holdings GP. Holdings LP is also the sole member of Eagle Point Credit Management LLC (“EPCM”), which is a U.S. registered investment adviser and serves as investment manager to the Issuer.
Information regarding Holdings LP, Holdings GP, EP-II LLC, and each member of the EP Holdings Board (the “Additional Disclosed Persons” and, together with the Reporting Person, the “Disclosed Parties”) is attached to this Schedule 13D as Schedule I and is incorporated herein by reference.
During the past five years, none of the Disclosed Parties (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 1, 2022, the Reporting Person purchased 885,000 Shares at their then-current net asset value of $10.00 per share, for an aggregate price of $8.85 million. The funds used to purchase the Shares are from the Reporting Person’s working capital, which represents the proceeds of investments by Holdings LP, which itself obtained capital from EP-II LLC and EPCM.
ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
The Reporting Person has sole voting and dispositive power over 885,000 Shares. To the knowledge of the Reporting Person, the Issuer currently has 1,000,853 Shares outstanding. As such, the Reporting Person owns approximately 88.4% of all of the Issuer’s outstanding Shares.1

[1]
None of Holdings LP, Holdings GP, or EP-II LLC directly holds the Shares; however, each of Holdings LP, as the sole member of the Reporting Person, Holdings GP, as general partner of Holdings LP, and EP-II LLC, as the holder of a majority of the voting interests of Holdings GP entitled to appoint a majority of the EP Holdings Board, may be deemed to beneficially own the Shares within the meaning of the Securities Exchange Act of 1934, as amended. Each member of the EP Holdings Board disclaims beneficial ownership of the Shares that may be deemed to be beneficially owned by Holdings GP and each manager of EP-II LLC disclaims beneficial ownership of the Shares that may be deemed to be beneficially owned by EP-II LLC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The relationships between the Disclosing Parties are described in response to Items 2 and 3.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
All other materials which otherwise may be required to be filed as exhibits have been incorporated by reference herein.
***

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 10, 2022

EPCM HOLDINGS LLC

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski
Title: Manager

SCHEDULE I

Holdings LP is a Delaware limited partnership and Holdings GP is a Delaware limited liability company. The principal business address of each of Holdings LP and Holdings GP is c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

EP-II LLC is a Delaware limited liability company. Its principal business address is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Set forth below is the name and principal occupation of each member of the EP Holdings Board. Each of these individuals is a United States citizen.

Name	Principal Occupation	Principal Business Address
Scott J. Bronner	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830
James D. Carey	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830
Thomas P. Majewski	Managing Partner, EPCM and Eagle Point Income Management LLC	c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830
James R. Matthews	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830